UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: January 23, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Appoints Robin Meng to its Board of Directors

Legend Biotech Corporation (“Legend Biotech”) announced, effective January 20, 2026 (the “Effective Date”), its Board of Directors (the “Board”) appointed Robin Meng to the Board as a Class III director, with an initial term until Legend Biotech’s 2026 annual general meeting of shareholders. Mr. Meng was appointed to replace Dr. Li Zhu who resigned from the Board on the Effective Date (as described above).

Mr. Meng has significant experience in senior leadership, finance, and corporate governance in the life sciences and biotechnology sector. He is the chairman and an executive Director of GenScript, and has been employed at GenScript in various roles since 2010. Prior to joining GenScript, Mr. Meng served in finance roles at Quay Magnesium, Saint Gobain Grains, and Schering-Plough China. He holds a Bachelor of Engineering from Changsha University of Science and Technology and a Master of Finance from Queen’s University in, Canada.

There are no arrangements or understandings between Mr. Meng and any other persons pursuant to which Mr. Meng was appointed as a director. As disclosed above, Mr. Meng is the chairman and an executive Director of GenScript, Legend Biotech’s largest shareholder. Legend Biotech is party to a number of agreements with GenScript that are related-party transactions and described in Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 11, 2025. Other than Legend Biotech’s agreements with GenScript, there are no related-party transactions in which Mr. Meng has an interest requiring disclosure.

Resignation of Directors

On January 20, 2026, Dr. Li Zhu and Yau Wai Man Philip resigned from the Board, effective as of the Effective Date. Each resignation was not the result of any dispute or disagreement with Legend Biotech on any matter relating to its operations, policies (including accounting or financial policies) or practices.

In recognition of Mr. Yau’s substantial contributions to Legend Biotech as a member of the Board and the Audit Committee of the Board, the Compensation Committee of the Board also approved the accelerated vesting of unvested shares underlying Mr. Yau’s outstanding restricted share units, effective as of the Effective Date, as well as a one-time payment to Mr. Yau equal to his remaining annual cash compensation for service as a member of the Board for the remainder of 2026 (equal to $56,250).

Following Mr. Yau’s resignation, Tomas Heyman was appointed as the chair of Audit Committee of the Board, effective as of the Effective Date.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: January 23, 2026	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer